SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                 --------------

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 1)


                            LANDMARK BANCSHARES, INC.
                            -------------------------
                                (Name of issuer)


                     Common Stock $0.10 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)


                                   514928 10 0
                     --------------------------------------
                                 (CUSIP Number)


                           Samuel J. Malizia, Esquire
                            Malizia Spidi & Fisch, PC
                       1301 K Street, N.W., Suite 700 East
                             Washington, D.C. 20005
                                 (202) 434-4660
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 1, 1997
                     --------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages.)

                               (Page 1 of 7 Pages)

----------------------------------------------------                    -------------------------------------------------
CUSIP No.  514928 10 0                                      13D            Page 2 of 7 Pages
----------------------------------------------------                    -------------------------------------------------

----------------------- -------------------------------------------------------------------------------------------------
          1             NAME OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Larry Schugart
----------------------- -------------------------------------------------------------------------------------------------
          2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a) [_]
                                                                                                                  (b) [_}
----------------------- -------------------------------------------------------------------------------------------------
          3             SEC USE ONLY

----------------------- -------------------------------------------------------------------------------------------------
          4             SOURCE OF FUNDS

                                         PF
----------------------- -------------------------------------------------------------------------------------------------
          5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                          TO ITEM 2(d) or 2(e)                                                                        [_]


----------------------- -------------------------------------------------------------------------------------------------
          6             CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States

----------------------- ------------- -----------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
      NUMBER OF
        SHARES                                                 96,713
     BENEFICIALLY
       OWNED BY         ------------- -----------------------------------------------------------------------------------
         EACH
      REPORTING              8        SHARED VOTING POWER
     PERSON WITH                                               31,211
                        ------------- -----------------------------------------------------------------------------------
                             9        SOLE DISPOSITIVE POWER
                                                             111,201
                        ------------- -----------------------------------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                                                 5,551
----------------------- -------------------------------------------------------------------------------------------------
          11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                               127,924
----------------------- -------------------------------------------------------------------------------------------------
          12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                                                                [_]

----------------------- -------------------------------------------------------------------------------------------------
          13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        10.8%

----------------------- -------------------------------------------------------------------------------------------------
          14            TYPE OF REPORTING PERSON
                        IN

----------------------- -------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer
-------  -------------------
     The class of equity securities to which this Statement relates is the common stock, $0.10 par value per share (the "Common Stock"), of Landmark Bancshares, Inc. (the "Issuer"), the executive office of which is located at Central and Spruce Streets, Dodge City, Kansas 67801.

Item 2.  Identity and Background
-------  -----------------------
     The name and business address of the person filing this Statement is Larry Schugart, Central and Spruce Streets, Dodge City, Kansas 67801. Mr. Schugart is the President, Chief Executive Officer and a director of the Issuer. During the last five years, Mr. Schugart has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Schugart is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
-------  -------------------------------------------------

     A total of $250,000 of the personal funds of Mr. Schugart were used to effect the purchase of the Common Stock. Mr. Schugart may be deemed to beneficially own the 5,551 shares of Common Stock over which his spouse holds shared voting and dispositive power and for which she paid a total of $55,510 (included in the $250,000 total). Such amount covers the purchase of 25,000 shares at a purchase price of $10.00 per share. An additional 27,376 shares are included as beneficially owned as a result of the grant of shares of Common Stock under the Management Stock Bonus Plan of the subsidiary of the Issuer issued at no cost to Mr. Schugart. An additional

62,033 shares are included as beneficially owned and result from the issuance of options to purchase Common Stock that were granted to Mr. Schugart under the stock option plans of the Issuer for which the personal funds of Mr. Schugart will not be required, if at all, until such options are exercised. An additional 2,343 shares were inherited, and an additional 11,172 shares have been allocated to Mr. Schugart under an employee stock ownership plan of the Issuer; except as otherwise noted, Mr. Schugart did not purchase these shares.

Item 4. Purpose of Transaction
------------------------------
     All of the shares reported on this Schedule 13D as beneficially owned by Mr. Schugart were acquired for investment. Mr. Schugart may, from time to time, depending upon market conditions and other investment considerations, purchase additional securities of the Issuer for investment or dispose of securities of the Issuer. As a director and an executive officer of the Issuer, Mr. Schugart, from time to time, explores and is presented with potential actions and transactions which may be advantageous to the Issuer and its stockholders, including possible mergers, acquisitions and other business combinations.

     Other than in the performance of his duties as a director and an executive officer of the Issuer, Mr. Schugart has no current plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  any action similar to any of those enumerated above.

Item 5. Interest in  Securities of the Issuer
-------------------  ------------------------
     Mr. Schugart may be deemed to own beneficially an aggregate of 127,924 shares of the Common Stock, constituting 10.8% of the number of shares of Common Stock outstanding on the date hereof. Of these shares of Common Stock, Mr. Schugart has sole power to vote 96,713 shares and has sole dispositive power over 111,201 shares. Of this amount, 62,033 shares are held through options to acquire Common Stock. Voting power over 11,172 shares is shared with an employee stock ownership plan of the issuer. Voting and dispositive power over 2,590 shares is shared with the trustee of an individual retirement account. Voting and dispositive power over 11,898 shares is shared with the trustee of a 401(k) plan. Voting and dispositive power over 5,551 shares is shared with Mr. Schugart's spouse.

     On November 30, 1999, Mr. Schugart was awarded, at no cost to him, approximately 1,847 shares through the employee stock ownership plan. These shares are included in the shares reported on this form.

Item 6.  Contracts, Arrangements,  Understanding or Relationships
         With Respect to Securities of the Issuer
-----------------------------------------------------------------

         Not Applicable.

Item 7.  Material to be Filed as Exhibits
-------  --------------------------------

         None.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    December 15, 1999                           /s/Larry Schugart
       -----------------------                       ---------------------------
                                                     Larry Schugart